As filed with the Securities and Exchange Commission on June 4, 1999 Registration No. 0-25463

==============================================================================

                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                              FORM 10-SB/A
                             Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    NETWORK INVESTOR COMMUNICATIONS
             --------------------------------------------
            (Name of Small Business Issuer in its Charter)


             Nevada                                             88-0367792
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


                9645 Gateway Drive, Suite B, Reno, Nevada 89511
          --------------------------------------------------------------
          (Address of principal executive offices)          (Zip Code)

     Issuer's telephone number:          (888) 372-1777
                                         --------------

     Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ----                                          ---

Securities to be registered under Section 12(g) of the Act:

            Common Stock, par value $0.001 per share
            ----------------------------------------
            (Title of Class)

==============================================================================

                        NETWORK INVESTOR COMMUNICATIONS

                              FORM 10-SB/A
                             Amendment No. 1

TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  6

Item  3.     Description of Property...................................... 10

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 10

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 11

Item  6.     Executive Compensation....................................... 10

Item  7.     Certain Relationships and Related Transactions............... 13

Item  8.     Description of Securities.................................... 13

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 14

Item  2.     Legal Proceedings............................................ 14

Item  3.     Changes in and Disagreements with Accountants................ 14

Item  4.     Recent Sales of Unregistered Securities...................... 14

Item  5.     Indemnification of Directors and Officers.................... 15

PART F/S

             Financial Statements......................................... 16

PART III

Item  1.     Index to Exhibits............................................ 36

             Signatures................................................... 37

PART I

Item 1.  Description of Business

Corporate History
-----------------

     Network Investor Communications, a Nevada corporation (the "Company"), was originally organized in Nevada on August 9, 1996, to engage in investor
and public relations for a corporate clientele.   Between December 1996 and
February 1997, the Company sold shares of its common stock, par value $0.001 per share (the "Common Stock") to certain investors to raise capital to fund its proposed business plan. Through the sale of the shares of Common Stock, the Company raised $100,000 to fund initial operations.

     The Company was formed on the belief that many corporations, particularly those of relatively small size and corporations which have recently completed initial public offerings("IPO's") would need experienced public and investor relation services. The Company believes that many of these corporations initially do not have the established in-house capabilities or the funds to devote to a full time investor and public relation's staff. These corporations, management believes, will need the services of outside investor and public relation services to assist in the dissemination of information and communication with shareholders, the public and the investment community.

     The Company hopes to capitalize on the large number of IPO's and startup Hi-Tech and Internet companies looking to establish a corporate profile and recognition, not only among, investors, but also with customers and potential employees. Additionally, with the advance of technology, particularly the Internet, corporations have to be able to communicate to individual investors who no longer rely on the traditional broker relationship for their investing decisions. One of the Company's objectives is to help corporations reach this new investing group with accurate, update, informative information of its clientele. The Company does not, however, provide any investment advice on its clients to anyone.

     By offering investor and public relation's services, the Company alleviates the need for its clients to have a full time investor relation's staff or deal with the volume of telephone and other inquires as to the client's business and financial position. The Company acts as an intermediary in not only disseminating information on clients but also in handling inquires into the client's status.

     The Company has initially focused on the small public corporations, which do not have the personnel or funds to establish investor and public relation's departments. These corporations are readily identifiable and do to their public status have an established need to communicate with and inform their shareholders. Many of these companies are classified as "small cap" or "micro-cap", which have trouble getting recognized by investors and responding to investor inquiries. The Company assist these small corporations by developing a corporate message and profile which it updates monthly or quarterly as needed and disseminates press kits, public information and press releases.

     The Company is also expanding its focus to search for non-public corporations, which are trying to create a corporate identity and differentiate themselves from competitors. Many of these corporations are in the Hi-Tech and Internet business which is becoming crowded and more difficult to attract customers. It is the Company's belief that these corporations can become more competitive and attract customers by having a professional public relations firm helping with preparing promotional material and advertising.

     The Company has had difficulty obtaining new clients do to the large number of competitors. Management has become concerned about the viability of its operation and is investigating other options to increase shareholder value. Management believes that if current operations are not viable that one way to potentially increase shareholder value is through a merger or acquisition with an existing corporation. In exploring this possibility, management feels, although not supported by any empirical data, it is beneficial to have its securities registered under the Securities and Exchange Act as it feels a company which files reports with the Securities and Exchange Commission ("SEC") would be a more attractive merger candidate for a private company. Presently, the Company has had no conversations with any corporation regarding mergers or acquisitions and is focused on making its current operations successful. The Company contacted one of its shareholders, Jeff W. Holmes, to seek advice on potential mergers or other combinations. At this time Mr. Holmes has not offered any assistance. The Company is hopeful Mr. Holmes, if needed, would assist in locating a merger candidate.

Operations
----------

     Since inception, the Company has been hired by six (6) corporations to assist in public and investor relations. The Company through the efforts of its president, Robert Deller, relies on trade shows and networking to attract new clients. As the Company is relatively new and small compared to many of its competitors, the Company has had to rely on relationships created by Mr. Deller to bring in new clientele. Although the Company has represented several clients since inception presently, the Company represents one corporation, Pacific Magtron International Corp., in handling investor and public relations and is finalizing the extension of a contract with another client, Biopool International, Inc. Pacific Magtron International Corp. is engaged in the wholesale distribution of electronic products, computer components and computer peripheral equipment to corporations. Biopool International, Inc. is engaged in the research, development, production and sale of test kits used to assess and diagnose disorders of the vascular system.

     In addition to its current clients, the Company has represented Point of Care Technologies, Inc., a medical device company that develops and markets point of care medical products and service; Upland Energy, Inc., an oil and gas Company; Zevex International, Inc., a manufacturer of medical products and Pen Interconnect, Inc., a developer of interconnection and contract manufacturing solutions for OEM's. All of these corporations are public in that their securities are traded. The Company has charged these clients between $3,000 and $5,000 per month on a six month contract, in addition to expenses incurred, terminable on 30 days written notice.

     The Company's investor and public relation services include preparing press kits, handling the preparation and dissemination of press releases, coordinating with printers the client's annual and quarterly reports, as well as, proxy materials. The Company works as an intermediary between the investment community and officers of the corporation often scheduling conference calls with brokerage houses and road shows for officers and directors of corporations to meet brokers.

     The Company also helps establish a corporate image for its clients in their community and industry. This corporate image is particularly important in helping clients obtain business and attract qualified employees in their field. The Company assists corporations in having articles published in trade journals, establishing an Internet site, having articles placed in local papers, and preparing trade show materials and displays.

      If the Company does not attract additional clients, it may be forced to cease operations and to look for other business opportunities. Given its current lack of funding; it may be difficult for the Company to pursue any other business opportunities. The Company is down to one employee in addition to its president, Robert Deller, who has been funding the Company. Mr. Deller is currently evaluating the probability of future success of the Company based on its current financial position. Although Mr. Deller will try to keep the Company operating, if Mr. Deller is forced to terminate operations, the future direction the Company would take is uncertain.

     Management will attempt to keep its options open as to ways to make the Company profitable. If the Company is forced to close its investor and public relation's business, the Company will endeavor to seek other opportunities to help provide shareholder value. As the Company has only limited resources, it may be difficult to find profitable business opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity, which will ultimately prove to be beneficial to the Company and its shareholders.

Competition and Markets
-----------------------

     The Company's initial focus was on "small cap" or "micro cap" companies which tend to be relatively small in size and cannot afford to have a full time staff of investment and public relations' personnel. Additionally, with the number of recent IPO's and the increasing number of Internet companies, which tend to be smaller in size, entering into the public marketplace, the Company felt there was a readily identifiable potential pool of clients. As the Company, through experience, revives its business plan, the Company has expanded its marketing efforts to include non-public companies, particularly in the high tech and Internet fields, who are looking to create a distinctive corporate image.

     The marketplace for investor and public relation's companies is very competitive and dominated by several very large companies who work with most of the larger corporations. In addition to the large investor and public relation firms, there are many smaller investor and public relations firms specializing in certain industries or geographical areas.

     The Company is at a competitive disadvantage to most of the financial relation firms, as well as with many of the smaller firms. Management of the Company is relatively new to the business and has not had the time to develop the contacts that many of these other firms have established. Additionally, new firms continually enter into the financial relation's business, as there are few barriers to entry. The Company relies on the business contacts of its president, Robert Deller, for the majority of its clientele. If the Company is to be successful, it will have to be able to develop better ways to compete or distinguish itself from the crowded financial relation's business field.

Government Regulation
---------------------

     Currently, the financial relations field is not a heavily regulated industry. Most of the regulations that apply deal with the Federal and State Securities Laws and their effect on the timing of the dissemination of information and the content of the information. These rules do not affect the Company's business to any great extent. Instead the Company looks at these rules as governing principles to follow when representing a client.

Additionally, any publications produced by financial relation's firms, which recommend certain corporations and their stock, must state that the recommending firm is paid by the corporation they are recommending.

     The Securities and Exchange Commission has created rules, which limit the ability of financial relation's firms to accept stock in companies, which they represent. These rules relate to potentially being covered by the Investment Company Act of 1940 as well as to types of registration statements available for registering stock issued to investor and public relations companies. These rules have not affected the Company's business. The Company does not receive stock as payment for service from any client and does not intend to in the future. The Company did, however, have the potential to receive stock in Pacific Magtron International, Inc. but has elected to not accept stock as payment for services. The Company received 7,000 shares in Pen Interconnect, Inc. as payment of an outstanding bill to Pen Interconnect, Inc. The Company accepted the shares in an effort to receive some satisfaction on its outstanding bill. The Company's original contract with Pen Interconnect, Inc. was for cash not shares. The Company has not sold the shares and is unsure if it will ever be able to sell the shares. The Company relies on cash payments from its clients.

Year 2000 Computer Problem
--------------------------

     The Year 2000, or Y2K problem concerns potential failure of certain computer software to correctly process information because of the software's inability to calculate dates. As the Company is service based, the Company does not depend on inventory or the sale of goods and does not anticipate any Y2K problems. The Company's computer system is PC based and has been updated with the latest software. Additionally, the Company has all of its material saved on alternative media from that of the PC's harddrives in case of a computer problem.

Employees
---------

     The Company has 1 employee in addition to its president, Robert Deller. (See "Directors and Executive Officers.")

Offices
-------

     The Company's principal executive offices are located at 9645 Gateway Drive, Suite B, Reno, Nevada 89511. These offices are rented pursuant to a three year lease expiring on July 31, 2000. The monthly lease amount is $1,747.20. The Company believes that the above facilities are adequate for the foreseeable needs of the Company; however, eventually as the Company expands its employee base, it anticipates adding additional office space.

Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
--------

     The Company was formed in 1996 to engage in public and investor relations. Realizing that the Company needed operating capital to effectively execute its proposed business plan, the Company engaged in an offering of its securities in 1997 raising $100,000. These funds have helped the Company stay in business and attract additional clients. The Company currently receives monthly revenue from its client of $7,000. Although the Company generates revenue, the Company remains unprofitable and will need to increase its revenues if it is to remain in business.

Plan of Operation
-----------------

    The Company operates in a very competitive environment often competing for the same clients with well established and larger financial and investor relation's firms. This competition has resulted in pressure on its revenue stream with the Company often having to not only qualify with a potential client from a professional and concept basis but with a competitive bid on projects. Currently, clients are generated through personal contacts of the Company's president, Bob Deller. By only having one person generating clients, the Company has been slowed in its growth, often not having the personnel to capitalize on and retain potential clients. The Company does not anticipate that it will be able to hire any additional employees until several more clients are retained and some of the Company's debt is paid.
Accordingly, revenue growth will be slow over the next twelve months.

     The Company is service based receiving its revenue from corporate clientele from whom the Company provides investor and public relation services. Typically, the Company operates off of a flat fee structure with monthly payments from its clients. The Company is also reimbursed for any hard cost incurred in representing its clients for such items as printing and travel cost.

     Presently, the Company's expenses exceed its revenue. The Company anticipated that it would take time to generate sufficient revenue to meet its expenses as it was entering into a new business field; however, the client generation has been slower than expected. Management still believes that the client generating will accelerate along with revenue. If additional clients cannot be attracted, the Company's future success will be questionable, and the Company may be forced to examine other potential business opportunities to generate revenue or cease operations. If the Company is forced to examine other businesses, current shareholders may not have the opportunity to vote or decide on the new business or direction of the Company. Additionally, the future success of the Company and any other business it may engage in would also be hindered by the Company's lack of funding.

     In an effort to continue in business, the Company cut overhead expenses by thirty percent (30%) during the first quarter of 1999 by reducing staff and cutting travel and other costs. These reductions in expenses have slowed the monthly cash flow drain expenses to approximately $15,552 per month. Management is exploring other ways to reduce overhead and the Company's president has agreed to not take his full salary until funds are available. Once available the president hopes to be repaid his back salary. Even with these reductions in overhead, revenues will still not be enough to cover expenses for the foreseeable future. Accordingly, the Company will continue to depend on loans from the Company's president to continue in operation. As stated, Mr. Deller's resources are limited and he has already loaned the Company $128,912 as of March 31, 1999.

     At this time, management has estimated that it will need another $100,000 to continue in business for twelve months given current revenue and expenses. Mr. Deller believes he can continue to fund the Company from personal loans and credit cards for another twelve months. This continued funding would be conditional on Mr. Deller seeing increased clientele and resulting revenue and the overall potential for success of the business.

     If the Company is unable to generate additional revenue, it is unlikely that Mr. Deller will continue to finance the Company. The Company would, in such case, have to explore different business prospects. Management believes one potential business path is to seek a merger or acquisition with a company seeking to become public through a merger with a public company. At this time, management has not set forth any criteria it would use in selecting a merger or acquisition candidate and management is not prepared to restrict its search to any particular industry or geographical area. Additionally, given the Company's current financial position, it may be difficult to find a corporation, which would want to merge with the Company.

     If the Company engaged in a merger or acquisition, shareholders would have little input into the corporation merged with or the terms. Most likely, any merger or acquisition would require substantial dilution to current shareholders ownership percentage. At this time, if the Company's current business proves unsuccessful, there can be no assurance that the Company will be able to identify and acquire any business opportunity, which will ultimately prove to be beneficial to the Company and its shareholders. The Company will select any potential business opportunity based on management's business judgment.

Liquidity and Capital Resources
-------------------------------

     At December 31, 1998, the Company had assets of $36,700 with current liabilities of $185,783 resulting in a working capital deficit of $149,083. The majority of the current liabilities, $115,705, is a loan from the Company's president Robert Deller. Excluding the related party loan from Mr. Deller, the Company has $70,076 in expenses that are due or will shortly become due. Additionally, $47,824 of the funds loaned by Mr. Deller to the Company are from Mr. Deller's personal credit cards which the Company has been paying on a monthly basis.

     The Company will not be able to pay its existing obligations from anticipated current revenue unless additional clientele are added to increase revenue. Mr. Deller has indicated that he will continue to attempt to fund the Company but he has also indicated that his ability to continue to provide personal financing of the Company is limited. Since the end of the Company's fiscal year in June 30, 1998, Mr. Deller's had loaned the Company an additional $43,450. If the Company's revenues do not improve, the Company may have to look at either ceasing operations or potentially engaging in different business opportunities. Because of the continued losses and lack of financing, the Company's financial statements contain a "going concern" qualification.

     Since June 30, 1998, payroll and other accrued liabilities has increased from $23,860 to $70,751. Current revenues will not pay for all of these accrued liabilities and the Company is seeking other loans to help defray these immediate expenses. There can be no assurance that the Company will be successful in finding financing to cover the current liabilities. If funding is not obtained, the Company may not have the ability to pursue new clients or to properly service existing clientele.

Results of Operations
---------------------

     The Company has been unprofitable since its formation in 1996. From its inception in August 1996 until June 30, 1997, the Company lost a total of $52,147. During this time, the majority of the activities of the Company focused on its organization, raising funds and commencing limited operations. Since June 30, 1997, the Company has been more aggressive in pursuing its business plan and soliciting clients. As a result operating expenses have increased substantially from $89,701 in expenses through June 30, 1997, to $259,025 in expenses for the fiscal year ended June 30, 1998. The majority of these new expenses related to hiring employees, advertisement and travel cost and to increased office overhead.

     During the year ended June 30, 1998, revenue increased substantially over the period from inception through June 30, 1997. Revenues through June 30, 1997, were only $37,554; however, for the year ended June 30, 1998, revenues increased to $130,321, as the Company was able to attract new clientele. The increase in revenues unfortunately did not keep up with the increased overhead resulting in a loss of $132,906. As a result of this loss, all of the funds raised in the Company's offering were used and the Company's president, Robert Deller, was forced to keep the Company going through his personal funding of the shortfalls.

Quarter Ended December 31, 1998
-------------------------------

     For the six months ended December 31, 1998, the Company had revenue of $45,423 with expenses of $106,790 resulting in a loss of $68,331. Revenues for this six month period slowed as a result of the completion of work for several clients. The Company has not been immediately able to replace these clients.

     For the six months ended December 31, 1998, general and administrative expenses decreased to $104,222 from $124,062 for the same period in 1997. As a result of this decrease in general and administrative expenses the loss for the six months was down from the $79,606 for the six months ended December 31, 1997.

     The three months ended December 31, 1998 also saw a decline in revenue to $24,113 from $29,772. This decline concerns management as they had hoped that as the Company became more established, revenues would begin to increase offsetting the expenses, many of which are fixed. As it will be difficult to reduce expenses without reducing an already minimal staff, the Company will need to arrange additional financing if it hopes to continue in business.
With the decline in revenues and the current financial situation, it may be difficult to arrange new financing.

    Quarter Ended March 31, 1999
    ----------------------------

     During the quarter ended March 31, 1999, the Company continued to lose money with a net loss of $27,167. For the nine months ended March 31, 1999, the Company lost $95,498. The Company was able to reduce expenses in the quarter ended March 31, 1999. Operating Expenses decreased to $46,657 for the three months ended March 31, 1999, as opposed to $68,886 for the same period in 1998. This reduction was the result of decreased staff and reduction in travel cost and general office overhead. The reduction in expenses was unfortunately offset by reduction in revenue from $40,156 for the quarter ended March 31, 1998, to $23,620 for the quarter ended March 31, 1999. This reduction in revenue was the result of the loss of several clients and the inability to obtain any additional clients.

     Management feels that one reason it has not attracted more clients is it was to limiting in initially only seeking public companies to represent. Management believes that by also seeking private companies, particularly those in the local Reno community, it will be able to expand its clientele. Additionally, the Company is becoming more flexible with the fees it charges. Initially, the Company set a flat minimum monthly fee for its services, which made it difficult for many smaller companies to afford the Company's services. Now the Company performs more of an analysis of anticipated time per client and adjusts its fees accordingly. The Company also will work on a project basis for companies instead of requiring a long term contract. Management is hopeful these changes will increase clientele over the next twelve months. If immediate results are not seen from these changes, it is likely the Company will have to cease operations given the Company currently has a negative $194,036 in working capital.

Item 3.  Description of Property

     The Company currently does not have any real property and only leases its offices. Its offices are located at 9645 Gateway Drive, Suite A Reno, Nevada 89511. This lease runs through July 31, 2000, and is at a monthly rental amount of $1,747. The Company believes its current office space is adequate for current and future needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth the number of shares of the Company's Common Stock, par value $0.001, held by each person who is believed to be the beneficial owner of 5% or more of the 1,500,000 shares of the Company's common stock outstanding at May 20, 1999, based on the Company's transfer agent's list, representations and affidavits from shareholders and beneficial shareholder lists provided by the Depository Trust and securities broker dealers, and the names and number of shares held by each of the Company's officers and directors and by all officers and directors as a group.

Title of   Name and Address          Amount and Nature of            Percent
Class      Of Beneficial Owner       Beneficial Ownership            of Class
--------   -------------------      ---------------------            --------
Principal Shareholders
----------------------
Common     Robert R. Deller                     500,000                33.33%
           9645 Gateway Drive, Suite B
           Reno, Nevada 89511

Common     Barbara Bruce
           545 McDonald Drive
           Incline Village, Nevada 89451        100,000                 6.67%

Common     Thomas E. Hofer
           P.O. Box 3431
           Carefree, Arizona 85377              100,000                 6.67%

Common     Jeff Holmes
           P.O. Box 111207
           Zephyr Cove, Nevada 89448            100,000                 6.67%

Common     Joe Thomas
           3791 East Adonis Drive
           Salt Lake City, Utah 84124            99,000                  6.60%

Common     Kahalil P. Thomas
           8200 Horeshoe Bend Land
           Las Vegas, Nevada 89113               87,500                  5.83%

Officers, Directors and Nominees
--------------------------------

Common     Robert R. Deller, President
            and Director                ---------See Above---------

All Officers, Directors, and
 Nominees as a Group (1 Person)                  500,000                33.33%
--------------------------------

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The names of the Company's sole executive officer and director and the positions held by him are set forth below:

Name                                       Position
----                                       --------

Robert R. Deller                           President, Secretary, Treasure and
                                           Director

     The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information
------------------------

     Set forth below is certain biographical information with respect to each of the Company's officers and directors.

     Robert R. Deller, age 42, founded the Company in 1996 and has been its president since inception. Prior to founding the Company, Mr. Deller was an independent insurance agent for Country Companies Insurance where he received the professional designation LUTCF. Mr. Deller worked for Country Companies Insurance form June 1992 to July 1997. Mr. Deller was an officer and director of USA Gold Mines, Inc., a heapleaching gold mine in Helena, Montana from May 1990 to December 1992. Mr. Deller has no current relationship with USA Gold Mines. Mr. Deller attended the University of Alabama where he obtained a B.A. degree in 1979.


ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at June 30, 1998, the end of the Company's last completed fiscal year):

SUMMARY COMPENSATION TABLE
--------------------------


                                                        Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                     -------------------               ------       --------
                                                  Other      Restricted
Name and                                         Annual    Stock   Options   LTIP     All other
Principal Position Year    Salary    Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----    ------    -------- ------------ ------   -------  ------  ------------
Robert R. Deller  1998    $18,000(1)    -0-        -0-          -0-      -0-    -0-     -0-
President and CEO 1997    $18,000       -0-        -0-          -0-      -0-    -0-     -0-
                  1996       -0-        -0-        -0-          -0-      -0-    -0-     -0-

_________________
(1) Mr. Deller's base salary is $54,000 per year. In 1998, Mr. Deller did not take a salary for several months. The Company has indicated that when funds are available, they will pay Mr. Deller for the salary that he was unable to take in 1998.


Options/SAR Grants in Last Fiscal Year
--------------------------------------

     The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation
---------------------------------

     None

Compensation Pursuant to Plans
------------------------------

     The Company does not have any compensation or option plans.

Pension Table
-------------

     Not Applicable

Other Compensation
------------------

     None

Compensation of Directors
-------------------------

     Currently the only director of the Company is Robert R. Deller who receives no additional compensation for being a director of the Company.

Termination of Employment and Change of Control Arrangement
-----------------------------------------------------------

     There are presently nor are there anticipated any agreements regarding change of control of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Robert Deller, the Company's president, has loaned the Company approximately $128,912 as of March 31, 1999. These loans consist of $80,000, which is at an interest rate, of ten percent per annum and is due and payable on demand. No payments have been made on this note to Mr. Deller. Additionally, Mr. Deller has allowed the Company to borrow and receive cash advances on his personal credit cards totaling $47,824. The Corporation has been making all payments on the funds borrowed on the credit cards. Interest on these credit cards range from 9.7% for $7,044 to 17-18% on $25,997 and 19.99% on $14,783. The Company has paid a total of $23,631 on these credit cards between March of 1998 and March of 1999.

Item 8.  Description of Securities

Description of Securities
-------------------------

     General
     -------

     The Company is authorized to issue fifty million shares of capital stock, par value $0.001 per share designated as Common Stock. There are 1,500,000 fully paid and non-assessable shares of Common Stock currently issued and outstanding as of February 15, 1998.

     Common Stock
     ------------
     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters

     The Company's Common Stock is currently not quoted or listed for trading with any exchange or market.

     Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

     As of May 20, 1999, the Company had 1,500,000 shares of its Common Stock issued and outstanding held by approximately 55 shareholders.

Item 2.  Legal Proceedings

The Company is not, and has not been, involved in any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

     The Company has not changed, nor had any disagreements with, its independent certified accountants.

Item 4.  Recent Sales of Unregistered Securities

     The Company upon formation issued 500,000 shares to Robert Deller, its founder and president for consideration of $10,000. Subsequently, the Company sold 1,000,000 shares in an offering under Rule 504 of Regulation D promulgated by the Securities and Exchange Commission under the power granted in the Securities Act of 1933, as amended. The Company filed a registration statement on form U-7 in the State of Nevada for offers and sales made to Nevada residents. The registration statement was declared effective on December 6, 1996, by the Nevada Division of Securities. These sales were to approximately 54 persons. All sales were made in 1997.

Item 5.  Indemnification of Directors and Officers

     The following is a brief summary of certain indemnification provisions of the Company's certificate of incorporation and the Nevada Revised Statutes. This summary is qualified in its entirety by reference to the text thereof.

     Section 78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorneys' fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit, or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied. The Nevada statute expressly makes indemnification contingent upon a determination that
indemnification is proper in the circumstances.   Such determination must be
made by the board of directors, the shareholders, or independent legal counsel. Nevada law also permits a corporation, in its articles of incorporation, bylaws, or an agreement, to pay attorneys' fees and other litigation expenses on behalf of a corporate official in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification. The Nevada statute also provides that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's articles of incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors.

     The certificate of the Company specifically provides that no director or officer is personally liable to the Company for damages for breach of fiduciary duty involving certain acts. The Company's bylaws also contain a provision that the Company will indemnify the officers and directors for any liability occurring during the scope of their duties as an officer or director.

     It is anticipated that the Company will indemnify its officers and directors to the full extent permitted by the above referenced statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section
78.751 of the Nevada Revised Statues.

                                  PART F/S
                                  --------

Financial Statements and Supplementary Data:
-------------------------------------------

CONTENTS

                                                            PAGE
Year Ended June 30, 1998 and 1997:

    _  Independent Auditors' Report                           17

    _  Consolidated Balance Sheets, June 30, 1998
         and 1997                                             18

    _  Consolidated Statements of Operations for the
         year ended June 30, 1998, and
         From August 9, 1996 (inception) to June 30, 1997     19

    _  Consolidated Statement of Stockholders' Equity,
         from inception on August 9, 1996, through
         June 30, 1998                                        20

    _  Consolidated Statements of Cash Flows for the
         year ended June 30, 1998, and
         from inception on August 9, 1996, through
         June 30, 1998                                        21

    _  Notes to Consolidated Financial Statements             22

Quarter Ended December 31, 1998

    _  Unaudited Condensed Consolidated Balance, December 31,
         1998 and June 30, 1998                               27

    _  Unaudited Condensed Consolidated Statements of
         Operations for the six months ended
         December 31, 1998, and December 31, 1997             28

    _  Consolidated Statement of Stockholders' Equity,
         for the six months ended December 31, 1998 and
         August 9, 1996 (Inception) through June 30, 1998     29

    _  Unaudited Condensed Consolidated Statements of
         Cash Flows for the six months ended
         December 31, 1998, and December 31, 1997             30

Quarter Ended March 31, 1999

    _  Unaudited Condensed Consolidated Balance, March 31,
         1999 and June 30, 1998                               32

    _  Unaudited Condensed Consolidated Statements of
         Operations for the nine months ended
         March 31, 1999, and March 31, 1998                   33

    _  Consolidated Statement of Stockholders' Equity,
         for the nine months ended March 31, 1999 and
         August 9, 1996 (Inception) through June 30, 1998     34

    _  Unaudited Condensed Consolidated Statements of
         Cash Flows for the nine months ended
         March 31, 1999, and March 31, 1998                   35

David T. Thomson P.C.                             Certified Public Accountant



INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Network Investor Communications, Inc.

I have audited the balance sheets of Network Investor Communications, Inc. as of June 30, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the year ended June 30, 1998 and the period from inception (August 9, 1996) through June 30, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network Investor Communications, Inc. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the year ended June 30, 1998 and for the period from inception (August 9, 1996) through June 30, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses, requiring capital infusions, and has limited working capital. These factors, and the others discussed in Note 5, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 5. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary in the event the Company cannot continue in existence.


/S/David T. Thomson
Salt Lake City, Utah
August 24, 1998








              P.O. Box 571605 - Murray, Utah 84157 - (801) 966-9481

                      NETWORK INVESTOR COMMUNICATION, INC.

                                 BALANCE SHEET

                                    ASSETS
                                                      June 30,     June 30,
                                                        1998         1997
                                                   -----------   -----------
CURRENT ASSETS:
  Cash                                              $       184   $    16,648
  Accounts receivable, net of allowance for
   doubtful accounts of $46,915 and $0                   14,573        11,719
                                                    -----------   -----------
    Total Current Assets                                 14,757        28,367
                                                    -----------   -----------
PROPERTY AND EQUIPMENT, NET                              14,216         8,170
                                                    -----------   -----------
OTHER ASSETS
 Deposits                                                 2,475           270
 Shareholder loan                                             0        10,000
 Organization costs, net of amortization of
  $2,357 and $1,127                                       3,793         5,023
 Customer lists, net of amortization of
  $171 and $82                                            1,169         1,258
                                                    -----------   -----------
    Total Other Assets                                    7,437        16,551
                                                    -----------   -----------

TOTAL ASSETS                                        $    36,410   $    53,088
                                                    ===========   ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable                                  $     7,831   $       393
  Shareholder loan                                       85,462             0
  Payroll and other accrued liabilities                  23,869           541
                                                    -----------   -----------

    Total Current Liabilities                       $   117,162   $       934
                                                    ===========   ===========

STOCKHOLDERS' EQUITY (DEFICIT):
 Capital stock, $.001 par value; 50,000,000 shares
 authorized; 1,500,000 shares issued and
 outstanding, both years                                  1,500         1,500
 Additional paid-in capital                             102,801       102,801
 Retained earnings (deficit)                           (185,053)      (52,147)
                                                     -----------   -----------

    Total Stockholders' Equity (Deficit)                (80,752)       52,154
                                                    -----------   -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY (DEFICIT)                    $    36,410   $    53,088
                                                    -----------   -----------

  The accompanying notes are an integral part of these financial statements.

                     NETWORK INVESTOR COMMUNICATIONS, INC.

                           STATEMENTS OF OPERATIONS


                                              For the         From August 9,
                                             Year ended      1996 (Inception)
                                              June 30,          to June 30,
                                                1998               1997
                                           -------------     ----------------
FEE INCOME                                 $     130,321     $         37,554
                                           -------------     ----------------

EXPENSES:
  Selling, general and administrative            251,120               86,450
  Depreciation and amortization                    7,905                3,251
                                           -------------     ----------------

TOTAL OPERATING EXPENSES                         259,025               89,701
                                           -------------     ----------------

Net (loss) before other items              $    (128,704)    $        (52,147)

OTHER INCOME (EXPENSE)
  Interest expense                                (4,202)                   0
                                           -------------     ----------------

NET (LOSS) BEFORE TAXES                         (132,906)             (52,147)

PROVISIONS FOR INCOME TAXES                            0                    0
                                           -------------     ----------------
NET (LOSS)                                 $    (132,906)    $        (52,147)
                                           =============     ================

EARNINGS (LOSS) PER SHARE                  $       (0.09)    $          (0.09)
                                           =============     ================

WEIGHTED AVERAGE SHARES OUTSTANDING            1,500,000              601,538
                                           =============     ================














  The accompanying notes are an integral part of these financial statements.

                      NETWORK INVESTOR COMMUNICATION, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
            FROM AUGUST 9, 1996 (INCEPTION) THROUGH JUNE 30, 1997

                                                                      Additional      Retained
                                                Capital Stock           Paid-in       Earnings
                                           Shares         Amount        Capital       (Deficit)        Total
                                        ------------   ------------  ------------   ------------   ------------
BALANCE, August 9, 1996                            0   $          0  $          0   $          0   $          0

Common stock issued for cash                 500,000            500         9,500              0         10,000

Common stock issued for cash               1,000,000          1,000        99,000              0        100,000

Direct costs of stock offering                     0              0        (5,699)             0         (5,699)

Net loss for the year ended
 June 30, 1997                                     0              0             0        (52,147)       (52,147)
                                        ------------   ------------  ------------   ------------   ------------

BALANCE, June 30, 1997                     1,500,000          1,500       102,801        (52,147)        52,154

Net loss for the year ended
 June 30, 1998                                     0              0             0       (132,906)      (132,906)
                                        ------------   ------------  ------------   ------------   ------------

BALANCE, June 30, 1998                     1,500,000   $      1,500  $    102,801   $   (185,053)   $   (80,752)
                                        ============   ============ =============   ============    ===========



  The accompanying notes are an integral part of these financial statements.

                      NETWORK INVESTOR COMMUNICATION, INC.

                          STATEMENTS OF CASH FLOWS

                                              For the         From August 9,
                                             Year ended      1996 (Inception)
                                              June 30,          to June 30,
                                                1998               1997
                                           -------------     ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                 $    (132,906)    $        (52,147)
  Adjustment to reconcile net loss to
   net cash used in operating
   activities:
   Depreciation and amortization                   7,905                3,251
   Changes in assets and liabilities:
    (Increase) decrease in accounts
      receivable                                  (2,854)             (11,719)
    (Increase) decrease in deposits               (2,205)                (270)
    (Increase) in customer lists                       0               (1,340)
    Increase in accounts payable and
     accrued liabilities                          30,766                  934
                                           -------------     ----------------
    Net cash used in operating activities        (99,294)             (61,291)
                                           -------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in organization costs                       0               (6,150)
  Purchase of property and equipment             (12,632)             (10,212)
                                           -------------     ----------------

    Net cash used in investing activities        (12,632)             (16,362)
                                           -------------     ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock,
   net                                                 0              104,301
  Shareholder loan, net                           95,462              (10,000)
                                           -------------     ----------------
   Net cash provided by
    Financing activities                          95,462               94,301
                                           -------------     ----------------

NET INCREASE (DECREASE)IN CASH                   (16,464)              16,648

CASH AT BEGINNING OF PERIOD                       16,648                    0
                                           -------------     ----------------

CASH AT END OF PERIOD                      $         184     $         16,648
                                           =============     ================

SUPPLEMENTARY CASH FLOW INFORMATION:
  Interest expense                         $       4,202     $              0
                                           =============     ================
  Income taxes                             $           0     $              0
                                           =============     ================

  The accompanying notes are an integral part of these financial statements.

                     NETWORK INVESTOR COMMUNICATIONS, INC.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY

      Network Investor Communications, Inc. (the Company) was founded on August 9, 1996 and is engaged in the business of providing investor relation services to public companies. The Company's office is located in Reno, Nevada. The Company sells its services nationally and internationally.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is determined using the declining balance method under tax regulations over the estimated useful lives of the assets which range from five to thirty-one and a half years.

Intangible Assets - The costs incurred with the organization of the Company have been capitalized and are being amortized over five years using the straight-line method.

The costs incurred to acquired certain client lists for the Company have been capitalized and are being amortized over fifteen years using the straight-line method.

Earnings (Loss) Per Share - Earnings (loss) per share is based on the weighted average of common shares outstanding during the year.

Concentrations of Credit Risk - The Company sells its services to public companies in the U. S. and certain Foreign Countries. The Company extends credit based on an evaluation of the customers' financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customers financial condition. Total revenue came from six customers in 1998 and two customers in 1997.

Income Taxes - Income tax expense includes federal and state taxes currently payable, if any, and deferred taxes, if any, arising from temporary differences between income for financial reporting and income tax purposes. At June 30, 1998, the corporation had a timing difference between income for financial reporting and income tax purposes for bad debt expense. At June 30, 1997`, the corporation had no timing differences between income for financial reporting and income tax purposes.

Development Stage Company - The Company was formed on August 9, 1996 and was in the development stage through June 30, 1997. The fiscal year ended June 30, 1998 is the first year during which it is considered an operating company.

Statement of Cash Flows - The Company considers (if and when they have any) all highly liquid investments with maturities of three months or less to be cash equivalents. The Company had no non cash investing or financing transactions during 1998 and 1997.

Use of Estimates - The preparations of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   NETWORK INVESTOR COMMUNICATIONS, INC.

                      NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

    Allowance for doubtful accounts - Accounts for which no payments have been received for six (6) consecutive months are considered delinquent and customary collection efforts are initiated. Accounts for which no payments have been received for twelve (120 months are written off. Collection on accounts previously written off are included in income as received. The allowance at June 30, 1998 is $46,915. This consists of three (3) major accounts receivable which were deemed best to be reserved for because of delinquency in payment per the terms of the contracts. Billings are based on the contract with the clients and on the amounts reserved for, the client's payment had not been received per the terms of the contract and work was terminated. Collection activities were initiated against the clients, however, recovery could not be determined as of June 30, 1998 and a reserve account was set up against the appropriate receivables.


NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                            June 30,       June 30,
                                              1998           1997
                                          ------------   ------------
     Office equipment and furniture       $      5,492   $        -
     Computer equipment                         15,490         10,212
     Leasehold improvements                      1,862            -
                                          ------------   ------------
                                                22,844         10,212

     Less - accumulated depreciation            (8,628)        (2,042)
                                          ------------   ------------

                                          $     14,216   $      8,170
                                          ============   ============
NOTE 4 - STOCKHOLDERS' EQUITY

On August 9, 1996, the Board of Directors authorized a stock issuance totaling 500,000 shares of common stock to an officer of the Company for a cash consideration of $10,000.

During 1997, the Company sold 1,000,000 shares of its common stock at $.10 per share for gross proceeds totaling $100,000. The related deferred offering costs in the amount of $5,699 were offset against the gross proceeds from the offering. Form "D" was filed with the Securities and Exchange Commission to report the sale of the securities.

NOTE 5 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However the Company has sustained substantial operating losses since its inception. In addition, the Company has used substantial amounts of working capital in its operations. Further, at June 30, 1998, current liabilities exceed current assets by $102,405 and total liabilities exceed total assets by $80,752.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheets are dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes their plans will provide the corporation with the ability to continue in existence. Management plans to continue to sell stock of the Company and borrow funds as needed to meet operating requirements. Management believes that as it expands its product sales, it will be able to meet cash needs.

                     NETWORK INVESTOR COMMUNICATIONS, INC.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 6 - INCOME TAXES

Income tax expense (benefit) consists of the following components:

                                              1998           1997
                                          ------------   ------------
      Current                             $         -    $         -
      Deferred tax benefit                      (7,037)            -
      Valuation allowance                        7,037             -
                                          ------------   ------------
                                          $              $
                                          ============   ============


For tax return purposes the Company has estimated net operating loss carryforwards (NOL) of $136,457 and $51,583 at June 30, 1998 and 1997, respectively. $84,874 of the NOL expires in the year 2018 and $51,583 of the NOL expires in 2017. A valuation allowance of $36,468 and $7,896 for the years 1998 and 1997 respectively, have been established for those credits which are not expected to be realized. The change in the NOL allowance in 1998 was $28,572.

NOTE 7 - OPERATING LEASES

The Company leases office space in Reno, Nevada under a operating lease which expires in July 2000. The monthly lease payment is $1,747. The Company has an option to extend the lease for two years. The option must be exercised 30 days before the lease ends. The new payment under the extension option is $1,922.

Minimum future rental payments under the lease until expiration is as follows:
                 Year Ended            Amount
                ------------        ----------
                    1999            $   20,964
                    2000                20,964
                    2001                 1,747

     Rental expense under facility operating leases was $19,217 for 1998.

     As of June 30, 1998, the Company had certain office equipment under operating leases with remaining periods from two to three years. At June 30, 1998, the scheduled future minimum cash rental payments under noncancelable operating leases with initial terms of more than one year are as follows:

                 Year Ended            Amount
                ------------        ----------
                    1999            $    4,692
                    2000                 4,692
                    2001                 1,406

     Lease payments expensed under the equipment operating leases was $3,286 for 1998.

                   NETWORK INVESTOR COMMUNICATIONS, INC.

                      NOTES TO FINANCIAL STATEMENTS

NOTE 8 - RELATED PARTY TRANSACTION

The President of the Company has made certain loans to the Company during the year. The cash loans are accruing interest at an annual rate of ten percent per annum. Additionally, the officer has allowed the Company to obtain credit and advances against certain credit cards under his personal name. The Company makes all payments against these credit cards and pays the related finance charges made by the credit card companies.

The balances of the above listed items are as follows:

            Cash advances                 $  52,750
            Credit card advances             32,712
                                          ---------
            Total                         $  85,462
                                          =========

During fiscal year ended June 30, 1997, the Company owed the same officer $10,000. The loans are unsecured.

                   NETWORK INVESTOR COMMUNICATIONS, INC.

                              DECEMBER 31, 1998
                 QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

                  NETWORK INVESTOR COMMUNICATION, INC.

                            BALANCE SHEET
                DECEMBER 31, 1998 AND JUNE 30, 1998

                                ASSETS
                                                   December 31,    June 30,
                                                       1998          1998
                                                    (Unaudited)
                                                    -----------   -----------
CURRENT ASSETS:
  Cash                                              $     5,453   $       184
  Accounts receivable, net of allowance for
   doubtful accounts of $46,915 at December 31,
   1998 and June 30, 1998                                12,162        14,573
                                                    -----------   -----------
    Total Current Assets                                 17,615        14,757
                                                    -----------   -----------
PROPERTY AND EQUIPMENT, NET                              12,308        14,216
                                                    -----------   -----------
OTHER ASSETS
 Deposits                                                 2,475         2,475
 Organization costs, net of amortization of
  $2,975 and $2,357                                       3,175         3,793
 Customer lists, net of amortization of
  $213 and $171                                           1,127         1,169
                                                    -----------   -----------
    Total Other Assets                                    6,777         7,437
                                                    -----------   -----------

TOTAL ASSETS                                        $    36,700   $    36,410
                                                    ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

CURRENT LIABILITIES
  Accounts payable                                  $     8,000   $     7,831
  Shareholder loan                                      115,705        85,462
  Payroll and other accrued liabilities                  62,078        23,869
                                                    -----------   -----------

    Total Current Liabilities                       $   185,783   $   117,162
                                                    ===========   ===========

STOCKHOLDERS' EQUITY/(DEFICIT):
 Capital stock, $.001 par value; 50,000,000 shares
 authorized; 1,500,000 shares issued and
 outstanding                                              1,500         1,500
 Additional paid-in capital                             102,801       102,801
 Retained earnings (deficit)                           (253,384)     (185,053)
                                                     -----------   -----------

    Total Stockholders' Equity (Deficit)               (149,083)      (80,752)
                                                    -----------   -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY (DEFICIT)                    $    36,700   $    36,410
                                                    ===========   ===========

                    NETWORK INVESTOR COMMUNICATIONS, INC.

                          STATEMENTS OF OPERATIONS

                                             For the         For the           For the          For the
                                            Six Months      Six Months        Three Months     Three Months
                                              Ended           Ended              Ended            Ended
                                       December 31, 1998    December 31,   December 31,1998    December 31,
                                           (Unaudited)         1997           (Unaudited)          1997
                                          -------------   ----------------   -------------   ----------------
SALES                                     $      45,423   $         48,906   $      24,113   $         29,772
                                          -------------   ----------------   -------------   ----------------
EXPENSES:
  General and administrative                    104,222            124,062          33,703             39,711
  Depreciation and amortization                   2,568              3,953           1,284              1,977
                                          -------------   ----------------   -------------   ----------------
TOTAL OPERATING EXPENSES                        106,790            128,015          34,987             41,688
                                          -------------   ----------------   -------------   ----------------

Net (loss) before other items                   (61,367)           (79,109)        (10,874)           (11,916)

OTHER INCOME (EXPENSE)
  Interest expense                               (6,964)              (497)         (5,564)              (497)
                                          -------------   ----------------   -------------   ----------------

NET (LOSS) BEFORE TAXES                         (68,331)           (79,606)        (16,438)           (12,413)

PROVISIONS FOR INCOME TAXES                           -                  -               -                  -
                                          -------------   ----------------   -------------   ----------------
NET (LOSS)                                $     (68,331)  $        (79,606)  $     (16,438)  $        (12,413)
                                          -------------   ----------------   -------------   ----------------

EARNINGS (LOSS) PER SHARE                 $       (0.05)  $          (0.05)  $       (0.01)  $              -
                                          =============   ================   =============   ================

WEIGHTED AVERAGE SHARES OUTSTANDING           1,500,000          1,500,000       1,500,000          1,500,000
                                          =============   ================   =============   ================

                      NETWORK INVESTOR COMMUNICATION, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
                    FOR THE SIX ENDED DECEMBER 31, 1998 AND
               AUGUST 9, 1996 (INCEPTION) THROUGH JUNE 30, 1998

                                                Capital Stock           Earnings
                                           Shares         Amount        Deficit         Total
                                        ------------   ------------  ------------   ------------
BALANCE, August 9, 1996                            -   $          -  $          -   $          -

Common stock issued for cash                 500,000         10,000             -         10,000

Common stock issued for cash               1,000,000        100,000             -        100,000

Direct costs of stock offering                     -         (5,699)            -         (5,699)

Net loss for the year ended
 June 30, 1997                                     -              -       (52,147)       (52,147)
                                        ------------   ------------  ------------   ------------

BALANCE, June 30, 1997                     1,500,000        104,301       (52,147)        52,154

Net loss for the year ended
 June 30, 1998                                     -              -      (132,906)      (132,906)
                                        ------------   ------------  ------------   ------------

BALANCE, June 30, 1998                     1,500,000        104,301      (185,053)       (80,752)

Net loss for the six months ended
 December 31, 1998 (Unaudited)                     -              -       (68,331)       (68,331)
                                        ------------   ------------  ------------   ------------
BALANCE, December 31, 1998 (Unaudited)     1,500,000   $    104,301  $   (253,384)  $   (149,083)
                                        ============   ============  ============   ============


                      NETWORK INVESTOR COMMUNICATION, INC.

                          STATEMENTS OF CASH FLOWS

                                            For the Six        For the Six        For the       From August 9,
                                            Months Ended       Months Ended      Year ended    1996 (Inception)
                                            December 31,       December 31,       June 30,        to June 30,
                                           1998(unaudited)         1997             1998              1997
                                           ---------------   ---------------   ---------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                 $       (68,331)  $       (79,606)  $      (132,906)  $      (52,147)
  Adjustment to reconcile net loss to
   net cash used in operating
   activities:
   Depreciation and amortization                     2,568             3,953             7,905            3,251
   Changes in assets and liabilities:
    (Increase) decrease in accounts
      receivable                                     2,411           (29,068)           (2,854)         (11,719)
    (Increase) decrease in deposits                      -              (458)           (2,205)            (270)
    (Increase) in customer lists                         -                 -                 -           (1,340)
    Increase in accounts payable and
     accrued liabilities                            38,378            13,863            30,766              934
                                           ---------------   ---------------   ---------------   --------------
    Net cash used in operating activities          (24,974)          (91,316)          (99,294)         (61,291)
                                           ---------------   ---------------   ---------------   --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in organization costs                        -                  -                 -           (6,150)
  Purchase of property and equipment                    -            (12,632)          (12,632)         (10,212)
                                           ---------------   ---------------   ---------------   --------------

    Net cash used in investing activities               -            (12,632)          (12,632)         (16,362)
                                           ---------------   ---------------   ---------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock,
   net                                                   -                 -                 -          104,301
  Shareholder loan, net                             30,243            86,500            95,462          (10,000)
                                           ---------------   ---------------   ---------------   --------------
   Net cash provided by
    Financing activities                            30,243            86,500            95,462           94,301
                                           ---------------   ---------------   ---------------   --------------

NET INCREASE (DECREASE)IN CASH                       5,269           (17,448)          (16,464)          16,648

CASH AT BEGINNING OF PERIOD                            184            16,648            16,648                -
                                           ---------------   ---------------   ---------------   --------------

CASH AT END OF PERIOD                      $         5,453   $          (800)  $           184   $       16,648
                                           ===============   ===============   ===============   ==============

SUPPLEMENTARY CASH FLOW INFORMATION:
  Interest expense                         $         6,964   $           497   $         4,202   $            -
                                           ===============   ===============   ===============   ==============


                      NETWORK INVESTOR COMMUNICATION, INC.

                                MARCH 31, 1999
                  QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

                     NETWORK INVESTOR COMMUNICATION, INC.

                                   BALANCE SHEET
                         MARCH 31, 1999 AND JUNE 30, 1998
                                    (Unaudited)

                                      ASSETS
                                                     March 31,     June 30,
                                                       1998          1998
                                                    -----------   -----------
CURRENT ASSETS:
  Cash                                              $     2,461   $       184
  Accounts receivable, net of allowance for
   doubtful accounts of $46,915 at March 31,
   1999 and June 30, 1998                                12,162        14,573
                                                    -----------   -----------
    Total Current Assets                                 14,623        14,757
                                                    -----------   -----------
PROPERTY AND EQUIPMENT, NET                              11,339        14,216
                                                    -----------   -----------
OTHER ASSETS
 Deposits                                                 2,475         2,475
 Organization costs, net of amortization of
  $3,284 and $2,357                                       2,866         3,793
 Customer lists, net of amortization of
  $234 and $171                                           1,106         1,169
                                                    -----------   -----------
    Total Other Assets                                    6,447         7,437
                                                    -----------   -----------

TOTAL ASSETS                                        $    32,409   $    36,410
                                                    ===========   ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

CURRENT LIABILITIES
  Accounts payable                                  $     8,996   $     7,831
  Shareholder loan                                      128,912        85,462
  Payroll and other accrued liabilities                  70,751        23,869
                                                    -----------   -----------

    Total Current Liabilities                       $   208,659   $   117,162
                                                    ===========   ===========

STOCKHOLDERS' EQUITY/(DEFICIT):
 Capital stock, $.001 par value; 50,000,000 shares
 authorized; 1,500,000 shares issued and
 outstanding                                              1,500         1,500
 Additional paid-in capital                             102,801       102,801
 Retained earnings (deficit)                           (280,551)     (185,053)
                                                     -----------   -----------

    Total Stockholders' Equity (Deficit)               (176,250)      (80,752)
                                                    -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $    32,409   $    36,410
                                                    ===========   ===========

                    NETWORK INVESTOR COMMUNICATIONS, INC.
                          STATEMENTS OF OPERATIONS
                                (Unaudited)

                                             For the         For the           For the          For the
                                            Nine Months     Nine Months       Three Months     Three Months
                                              Ended           Ended              Ended            Ended
                                            March 31,       March 31,          March 31,        March 31,
                                              1999            1998               1999             1998
                                          -------------   ----------------   -------------   ----------------
SALES                                     $      69,043   $         89,062   $      23,620   $         40,156
                                          -------------   ----------------   -------------   ----------------
EXPENSES:
  General and administrative                    149,581            191,635          45,359             67,573
  Depreciation and amortization                   3,866              5,266           1,298              1,313
                                          -------------   ----------------   -------------   ----------------
TOTAL OPERATING EXPENSES                        153,447            196,901          46,657             68,886
                                          -------------   ----------------   -------------   ----------------

Net (loss) before other items                   (84,404)          (107,839)        (23,037)           (28,730)

OTHER INCOME (EXPENSE)
  Interest expense                              (11,094)            (1,835)         (4,130)            (1,338)
                                          -------------   ----------------   -------------   ----------------

NET (LOSS) BEFORE TAXES                         (95,498)          (109,674)        (27,167)           (30,068)

PROVISIONS FOR INCOME TAXES                           -                  -               -                  -
                                          -------------   ----------------   -------------   ----------------
NET (LOSS)                                $     (95,498)  $       (109,674)  $     (27,167)  $        (30,068)
                                          =============   ================   =============   ================

EARNINGS (LOSS) PER SHARE                 $       (0.06)  $          (0.07)  $       (0.02)  $          (0.02)
                                          =============   ================   =============   ================

WEIGHTED AVERAGE SHARES OUTSTANDING           1,500,000          1,500,000       1,500,000          1,500,000
                                          =============   ================   =============   ================

                      NETWORK INVESTOR COMMUNICATION, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
                 FOR THE NINE MONTHS ENDED MARCH 31, 1999 AND
               AUGUST 9, 1996 (INCEPTION) THROUGH JUNE 30, 1998
                                (Unaudited)

                                                Capital Stock           Earnings
                                           Shares         Amount        Deficit         Total
                                        ------------   ------------  ------------   ------------
BALANCE, August 9, 1996                            -   $          -  $          -   $          -

Common stock issued for cash                 500,000         10,000             -         10,000

Common stock issued for cash               1,000,000        100,000             -        100,000

Direct costs of stock offering                     -         (5,699)            -         (5,699)

Net loss for the year ended
 June 30, 1997                                     -              -       (52,147)       (52,147)
                                        ------------   ------------  ------------   ------------

BALANCE, June 30, 1997                     1,500,000        104,301       (52,147)        52,154

Net loss for the year ended
 June 30, 1998                                     -              -      (132,906)      (132,906)
                                        ------------   ------------  ------------   ------------

BALANCE, June 30, 1998                     1,500,000        104,301      (185,053)       (80,752)

Net loss for the nine months ended
 March 31, 1999                                    -              -       (95,498)       (95,498)
                                        ------------   ------------  ------------   ------------
BALANCE, March 31, 1999                    1,500,000   $    104,301  $   (280,551)  $   (176,250)
                                        ============   ============  ============   ============


                      NETWORK INVESTOR COMMUNICATION, INC.
                          STATEMENTS OF CASH FLOWS
                                (Unaudited)

                                            For the Nine       For the Nine       For the          For the
                                            Months Ended       Months Ended     Three Months     Three Months
                                              March 31,          March 31,       March 31,         March 31,
                                                 1999              1998             1999              1998
                                           ---------------   ---------------   ---------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                 $       (95,498)  $      (109,674)  $       (27,167)  $      (30,068)
  Adjustment to reconcile net loss to
   net cash used in operating
   activities:
   Depreciation and amortization                     3,866             5,266             1,298            1,313
   Changes in assets and liabilities:
    (Increase) decrease in accounts
      receivable                                     2,411            (2,541)                -           26,527
    (Increase) decrease in deposits                      -            (2,205)                -           (1,747)
    (Increase) in customer lists                         -                 -                 -                -
    Increase in accounts payable and
     accrued liabilities                            48,048            25,880             9,670           12,017
                                           ---------------   ---------------   ---------------   --------------
    Net cash used in operating activities          (41,173)          (83,274)          (16,199)           8,042
                                           ---------------   ---------------   ---------------   --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in organization costs                        -                  -                 -                -
  Purchase of property and equipment                    -            (12,632)                -                -
                                           ---------------   ---------------   ---------------   --------------

    Net cash used in investing activities               -            (12,632)                -                -
                                           ---------------   ---------------   ---------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock,
   net                                                   -                 -                 -                -
  Shareholder loan, net                             43,450            76,700            13,207           (9,800)
                                           ---------------   ---------------   ---------------   --------------
   Net cash provided by
    Financing activities                            43,450            76,700            13,207           (9,800)
                                           ---------------   ---------------   ---------------   --------------

   Net increase (decrease)in cash                    2,277           (19,206)           (2,992)          (1,758)

CASH AT BEGINNING OF PERIOD                            184            16,648             5,453             (800)
                                           ---------------   ---------------   ---------------   --------------

CASH AT END OF PERIOD                      $         2,461   $        (2,558)  $         2,461   $       (2,558)
                                           ===============   ===============   ===============   ==============

SUPPLEMENTARY CASH FLOW INFORMATION:
  Interest expense                         $        11,094   $         1,835   $         4,130   $        1,338
                                           ===============   ===============   ===============   ==============


                                       PART III
                                       --------

ITEM 1. INDEX TO EXHIBITS
-------------------------

     Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

1        3          Articles of Incorporation of the Company and related
                    Amendments

2        3          Bylaws of the Company

3        4          Specimen Stock Certificate

4        4          Article IV of the Articles of Incorporation (See Exhibit
                    No. 3)

5       10          Consulting Agreement with Pacific Magtron International,
                    Inc.

6       27          Financial Data Schedule

                                    SIGNATURES
                                   ------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

NETWORK INVESTOR COMMUNICATIONS

By:/S/Robert Deller, President


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature                    Title                           Date
---------                    -----                           ----

/S/Robert Deller             President, Director          May 28, 1999